# FORZO, INC. DBA PERFY

## REVIEWED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2023 AND 2022
### *(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Forzo, Inc. dba Perfy
Torrance, California

We have reviewed the accompanying financial statements of Forzo, Inc. dba Perfy (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

November 4, 2024
Los Angeles, California

**FORZO, INC. DBA PERFY**
BALANCE SHEETS
(UNAUDITED)

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash & Cash Equivalents | $ | 78,225 | $ | 60,462 |
| Accounts Receivable, net | | 34,180 | | - |
| Inventory | | 39,022 | | 25,742 |
| Prepaids and Other Current Assets | | 1,125 | | - |
| **Total Current Assets** | | **152,552** | | **86,204** |
| | | | | |
| Intangible Assets | | 10,459 | | 11,767 |
| **Total Assets** | $ | **163,011** | $ | **97,971** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **Current Liabilities:** | | | | |
| Credit Cards | $ | 21,060 | $ | 7,088 |
| Deferred Revenue | | - | | 253 |
| Other Current Liabilities | | 186 | | - |
| **Total Current Liabilities** | | **21,246** | | **7,341** |
| | | | | |
| Simple Agreement for Future Equity | | 1,353,417 | | 1,073,083 |
| **Total Liabilities** | | **1,374,663** | | **1,080,424** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 410,500 | | 150,000 |
| Accumulated Deficit | | (1,622,152) | | (1,132,453) |
| **Total Stockholders' Equity** | | **(1,211,652)** | | **(982,453)** |
| **Total Liabilities and Stockholders' Equity** | $ | **163,011** | $ | **97,971** |

*See accompanying notes to financial statements.*

**FORZO, INC. DBA PERFY**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For the Year Ended December 31,** | **2023** | **2022** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 286,410 | $ 72,943 |
| Cost of Goods Sold | 279,944 | 105,250 |
| **Gross Profit/ (Loss)** | **6,466** | **(32,307)** |
| | | |
| **Operating Expenses** | | |
| General and Administrative | 284,421 | 675,744 |
| Selling and Marketing | 154,751 | 57,379 |
| **Total Operating Expenses** | **439,172** | **733,123** |
| **Net Operating Loss** | **(432,706)** | **(765,430)** |
| | | |
| Interest Expense | - | - |
| Other Loss | 56,993 | 91,083 |
| **Loss Before Provision for Income Taxes** | **(489,699)** | **(856,513)** |
| Provision/(Benefit) for Income Taxes | - | - |
| **Net Loss** | **$ (489,699)** | **$ (856,513)** |

*See accompanying notes to financial statements.*

**FORZO, INC. DBA PERFY**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| | Common Stock | | Accumulated | Total Stockholders' |
|---|---|---|---|---|
| **(USD $ in Dollars)** | **Shares** | **Amount** | **Deficit** | **Equity** |
| **Balance—December 31, 2021** | **6,000,000** | **$ 95,000** | **$ (275,940)** | **$ (180,940)** |
| Shareholder Contribution | - | 55,000 | - | 55,000 |
| Net Loss | - | - | (856,513) | (856,513) |
| **Balance—December 31, 2022** | **6,000,000** | **150,000** | **$ (1,132,453)** | **$ (982,453)** |
| Shareholder Contribution | - | 260,500 | - | 260,500 |
| Net Loss | - | - | (489,699) | (489,699) |
| **Balance—December 31, 2023** | **6,000,000** | **$ 410,500** | **$ (1,622,152)** | **$ (1,211,652)** |

*See accompanying notes to financial statements.*

**FORZO, INC. DBA PERFY**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For the Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Loss | $ | (489,699) | $ | (856,513) |
| *Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities* | | | | |
| Amortization of Intangibles Assets | | 1,307 | | 1,308 |
| Fair Value in Excess of Stated Value of Derivative Instrument | | 44,333 | | 91,083 |
| **Changes in Operating Assets and Liabilities:** | | | | |
| Accounts Receivable, net | | (34,180) | | - |
| Inventory | | (13,280) | | (25,742) |
| Prepaids and Other Current Assets | | (1,125) | | - |
| Deferred Revenue | | (253) | | 253 |
| Credit Cards | | 13,972 | | 6,476 |
| Other Current Liabilities | | 186 | | - |
| **Net Cash Used In Operating Activities** | | **(478,737)** | | **(783,135)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Intangible Assets | | - | | (13,075) |
| **Net Cash Used in Investing Activities** | | **-** | | **(13,075)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Shareholder Contribution | | 260,500 | | 55,000 |
| Proceeds from Issuance of Simple Agreement for Future Equity | | 236,000 | | 72,000 |
| **Net Cash Provided by Financing Activities** | | **496,500** | | **127,000** |
| | | | | |
| **Change in Cash & Cash Equivalents** | | **17,763** | | **(669,210)** |
| Cash & Cash Equivalents —Beginning of The Year | | 60,462 | | 729,672 |
| **Cash & Cash Equivalents—End of The Year** | $ | **78,225** | $ | **60,462** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash Paid During the Year for Interest | $ | - | $ | - |

*See accompanying notes to financial statement*

## 1. NATURE OF OPERATION

Forzo, Inc. dba Perfy was incorporated on April 19, 2021, in the state of California. The financial statements of Forzo, Inc. dba Perfy (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

Perfy offers a line of lightly sparkling, nootropic, and adaptogen-enhanced sodas designed to support mood and blood sugar balance. Flavours include options like Tropical Citrus, Blood Orange Yuzu, and Fruit Punch, all made with real fruit juice, natural sweeteners, and without artificial ingredients.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

### Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

### Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $12,659 and $0, respectively.

## Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a weighted average costing method.

## Intangibles

Intangible assets with finite lives, such as acquired logos, which are amortized on a straight-line basis over their estimated useful lives.

## Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

## Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are shipped to the customer.
- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped to the wholesale customer.

## Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> *Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

> *Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> *Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Advertising & Promotional Costs**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $154,751 and $57,379, which are included in sales and marketing expenses.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 4, 2024, which is the date the financial statements were available to be issued.

## 3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Money in Transit | 1,125 | - |
| **Total Prepaids and Other Current Assets** | $ 1,125 | $ - |

Other current liabilities consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Sales Tax Payable | 186 | - |
| **Total Other Current Liabilities** | $ 186 | $ - |

## 4.  INVENTORY

Inventory consists of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Finished Goods | 39,022 | 25,742 |
| **Total Inventory** | $ 39,022 | $ 25,742 |

## 5.  INTANGIBLE ASSETS

Intangible assets consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Logo Design Costs | $ 13,075 | $ 13,075 |
| **Intangible Assets, at cost** | **13,075** | **13,075** |
| Accumulated Amortization | (2,616) | (1,308) |
| **Intangible Assets, net** | $ **10,459** | $ **11,767** |

Amortization expenses for the years ended December 31, 2023 and 2022 were $1,308 and $1,308, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

| Period | Amortization Expense |
|---|---|
| 2024 | $ 1,308 |
| 2025 | 1,308 |
| 2026 | 1,308 |
| 2027 | 1,308 |
| Thereafter | 5,227 |
| **Total** | $ **10,459** |

## 6. DEBT

**SAFE Agreement**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| Simple Agreement for Future Equity | Principal Amount | Borrowing Period | Valuation Cap | Discount | As of December 31, | |
|---|---|---|---|---|---|---|
| | | | | | 2023 | 2022 |
| SAFE | $ 125,000 | Fiscal Year 2023 | $ 5,000,000 | 80% | $ 125,000 | |
| SAFE | $ 1,093,000 | Fiscal Year 2021-2023 | $ 10,000,000 | 80% | 1,093,000 | 982,000 |
| Fair Value in Excess of Stated Value of Derivative Instrument | | | | | 135,417 | 91,083 |
| **Total SAFE(s)** | $ 1,218,000 | | | | $ 1,353,417 | $ 1,073,083 |

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.  If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

## 7. SHARE-BASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

### Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| | |
|---|---|
| Expected Life (Years) | 10.00 |
| Risk-Free Interest Rate | 3.95% |
| Expected Volatility | 75% |
| Annual Dividend Yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| **Outstanding at December 31, 2021** | 185,000 | $ 0.50 | - |
| Granted | - | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| **Outstanding at December 31, 2022** | 185,000 | $ - | 8.85 |
| **Exercisable Options at December 31, 2022** | - | $ - | - |
| Granted | 150,000 | 0.50 | |
| Exercised | - | - | |
| Expired/Cancelled | - | - | |
| **Outstanding at December 31, 2023** | 335,000 | $ - | 8.04 |
| **Exercisable Options at December 31, 2023** | - | $ - | - |

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year, since no awards have been vested, no compensation expense has been recognized in the profit and loss, and the unrecognized compensation expense is $20,047. Such costs will be recognized once a change of control event occurs.

## 8.  EQUITY AND CAPITALIZATION

The Company is authorized to issue 10,000,000 shares of common stock with no par value. As of December 31, 2023, and 2022, 6,000,000 shares of common stock have been issued and were outstanding.

## 9.  INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

| For the Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (121,087) | $ (230,540) |
| Valuation Allowance | 121,087 | 230,540 |
| **Net Provision For Income Tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022, are as follows:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (433,967) | $ (312,881) |
| Valuation Allowance | 433,967 | 312,881 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $1,454,314. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10.  CONTINGENCIES AND COMMITMENTS

### *Contingencies*

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

### *Litigation and Claims*

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11.  RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023.

## 12.  SUBSEQUENT EVENTS

In 2024, the Company secured a $50,000 working capital loan from Wayflyer. The loan carries a fee of 3.9% of advance ($1,950) and the loan is unsecured. The term of the loan is 147 days, and $354 will be collected from the bank account every week.

In 2024, subsequent to year-end, the Company paid $52,000 to Growthbuster, a related party through common ownership, for marketing, sales, and operations.

## 13.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $432,706, an operating cash flow loss of $478,737 and liquid assets in cash of $78,225, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.